Exhibit (a)(2)
DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II
c/o DBL PROPERTIES CORPORATION
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
August 8, 2007
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Flagship Fund 12, LLC; MPF DeWaay Fund 4, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Premier Fund, LLC; MP Falcon Fund, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund 6, LLC; MPF Flagship Fund 9, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “MPF Group”), initiated an unsolicited tender offer to buy units of limited partnership interest (“Units”) in Drexel Burnham Lambert Real Estate Associates II (the “Partnership”) on July 26, 2007.
     The Partnership, through its general partner, DBL Properties Corporation, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades and the Partnership has not recently conducted an analysis of the value of its Units. Because the general partner does not have a reliable indicator of the fair value of the Units, the general partner is remaining neutral and does not express any opinion with respect to the MPF Group’s offer.
     We call your attention to the following considerations:
•	While the MPF Group is offering $290.00 per Unit, which represents a decrease from its previous offer in February 2007 of $301.00 per Unit, its offer to purchase estimates the liquidation value of the Partnership to be approximately $354.00 per Unit.

•	The $290.00 offer price will be reduced by the amount of any distributions declared or made between July 26, 2007 and August 30, 2007, which may be further extended by the MPF Group.

•	The MPF Group will not purchase more than 7,454 of the outstanding Units. An investor who tenders all of its Units might not fully dispose of its investment in the Partnership.

•	The MPF Group offer states that you will have the right to withdraw Units tendered in the offer at any time until the offer has expired and if the MPF Group has not accepted the Units for payment by September 24, 2007, you can withdraw them at any time after such time until they have been accepted.

•	Our records indicate that an affiliate of the MacKenzie Group and its affiliates currently beneficially own 2,068 Units. The MacKenzie Group may be affiliated with other limited partners of the Partnership whose Units are included in their statement of ownership. Any further increase in the MPF Group’s ownership of Units as a result of the MPF Group’s offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to consent or object. In addition, the MPF Group could eventually acquire voting control of the Partnership if they acquire more Units than they are offering to purchase in the current offer.

•	AIMCO Properties and its affiliates, which collectively hold 18,633 Units, or approximately 49.99% of the outstanding Units, do not intend to tender any of their Units in the MPF Group offer.

•	The MPF Group does not indicate what its specific plans or proposals are regarding future tender offers. However, it states that it may make additional tenders for units at higher prices.

•	The general partner is considering the sale of Presidential House Apartments, a 203-unit apartment complex located in North Miami Beach, Florida. However, the property is not currently listed or being marketed for sale. The general partner is also considering other strategic alternatives involving the Partnership. No assurances can be given regarding the timing or amount of a sale or other strategic alternative, if at all.

•	In October 2005, Presidential House Apartments sustained damage from Hurricane Wilma. During the year ended December 31, 2005, the Partnership originally estimated damages to be approximately $800,000, which included clean up costs of approximately $178,000, which was subsequently revised to its estimate of repair and cleanup costs. The revised estimate of capital damages was approximately $791,000, all of which had been incurred as of March 31, 2006. The Partnership anticipates that insurance proceeds to be received will be sufficient to cover the estimated capital damages and no loss will result from this event. For the year ended December 31, 2006, the Partnership received initial insurance proceeds of approximately $250,000 related to this casualty event. The Partnership received additional insurance proceeds of approximately $146,000 for this casualty event during the three months ended March 31, 2007 and anticipates receiving additional insurance proceeds later in 2007. The Partnership recognized a casualty gain of approximately $250,000 and $146,000 for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively, as the damaged assets were fully depreciated.

•	Presidential House Apartments is currently encumbered by two mortgages, which are currently under application to be consolidated into one mortgage with a thirty year amortization in an effort to reduce the Partnership’s annual debt service payments. In connection with the anticipated refinancing, the lender has ordered an appraisal of the property. If the general partner receives a copy of the appraisal prior to the expiration of the MPF Group’s offer, the general partner will provide any material information to the limited partners as appropriate. In addition to the refinancing, the general partner intends to secure a new second mortgage on the property. The principal amount and interest rate on the new second mortgage will be determined on or around August 20, 2007. No assurances can be given regarding the timing or terms of such refinancings, if at all.

•	AIMCO Properties, L.P. (“AIMCO Properties”) made a tender offer on March 4, 2004 for the purchase of Units at a purchase price of $69.00 per Unit. The offer was held open until April 9, 2004 and 829 Units were accepted. AIMCO Properties made another tender offer on February 16, 2005 for the purchase of Units at a purchase price of $146.00 per Unit. The offer was held open until March 28, 2005 and 1,736 Units were accepted.

•	Since 2004 AIMCO Properties has purchased in private transactions 20 Units and 100 Units at prices of $39.18 and $104.00, respectively, per Unit in 2004, 230 Units at a price of $146.00 per Unit in 2005 and 20 Unit at a price of $146.00 per Unit in 2006.

•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board
o	Set forth below are the high and low sales prices of Units through May 31, 2007 and during the years ended December 31, 2006, 2005 and 2004, as reported by Direct Investments Spectrum, an independent third-party source.

	HIGH	LOW
Year Ended 2007 (through May 31):	$285.00	$285.00
Year Ended 2006:	$162.00	$75.00
Year Ended 2005:	$75.00	$75.00
Year Ended 2004:	$75.00	$75.00
o	Set forth below are the high and low sales prices of Units for the year ended December 31, 2006, as reported by the American Partnership Board, an independent third-party source. There were no sales reported by the American Partnership Board during 2007 (through June 30), or the years ended December 31, 2005 or 2004.

	HIGH	LOW
Year Ended 2006:	$162.00	$162.00
     The general partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MPF Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss your Partnership’s performance in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at P.O. Box 2347, Greenville, SC 29602. Please be advised that the information contained in this letter reflects the extent of our advice with respect to this offer.
Sincerely,
DBL Properties Corporation,
General Partner